KCG Holdings, Inc. 545 Washington Boulevard Jersey City, New Jersey 07310 1 201 222 9400 tel 1 800 544 7508 toll free www.kcg.com

January 15, 2015

Mr. Christian Windsor

Special Counsel

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	KCG Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 4, 2014
Form 10-Q for Fiscal Quarter Ended September 30, 2014
Filed November 10, 2014
File No. 001-054991
VIA EDGAR

Dear Mr. Windsor,

On behalf of KCG Holdings, Inc. (“KCG” or the “Company”), I am writing in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated December 11, 2014 relating to the above mentioned filings.

For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge to the Staff that:

•	KCG is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	KCG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

Response: Where requested in the comments from the Staff, we have provided proposed revised text below. Please note that, where proposed revised text is set forth below in our responses, underlined text indicates proposed additions to disclosures in our latest filings, while text that is struck through indicates proposed deletions to existing language. In cases where the relevant comment relates to a disclosure that is required for our annual filings, we will include revised disclosures in our future annual filings, beginning with our Form 10-K for the year ending December 31, 2014 (“2014 Form 10-K”). Where the relevant comment relates to a disclosure that is required for our quarterly filings, we will include revised disclosures in our future quarterly filings, beginning with our Form 10-Q for the quarter ending March 31, 2015.

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis, page 33

1. We note that in your disclosure in the 10-K, as well as in management’s statements in your earnings calls, and in investor presentations like the Barclays Global Financial Services Conference, successful completion of the post-merger integration is one of the key factors impacting KCG’s future performance. We also note that the company has continued to experience significant staffing changes in 2014, including the departure of executives as well as other employees. Please tell us, with a view towards disclosure in your upcoming filings, whether management believes that the staff reductions that have continued in 2014 represent continued merger integration adjustments, or if they reflect a change in the company’s business and strategy.

Response:

From the outset of the merger, management’s strategy has been to combine the two legacy firms to create a leading technology driven intermediary in the liquid financial markets. The successful completion of the post-merger integration remains one of the key factors that will impact KCG’s ability to meet this strategy, and is critical to KCG’s future financial performance.

The staffing changes that KCG experienced throughout 2014, including both the departure and addition of executives, do not represent a significant change in the merged Company’s overall business or strategy. Rather, this movement demonstrates KCG’s commitment to following through on the vision behind the merger. While certain executives transitioned out of the newly formed organization, additional executives were identified and brought on board who KCG believes are well suited to help deliver on its strategic vision.

In addition, leading into and following the merger, KCG has undertaken a process of identifying duplicative technologies, businesses and support functions with the goal of eliminating redundancies, streamlining processes and migrating to a single common technology platform. This process, which is customary in a post-merger integration, also resulted in staffing changes.

Although management believes that this post-merger integration process has largely been completed, management continues to think strategically and with a long term view about KCG’s various businesses. To the extent management and KCG’s Board of Directors determine that a business may return a higher value to shareholders, or is no longer core to KCG’s strategy, KCG may divest or exit such business, which could result in further staffing changes.

In response to your comment, we will enhance our future disclosures to clarify that the staffing changes that KCG experienced following the mergers do not represent a significant change to the Company’s business or strategy.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Note 12 – Debt, page 36

Cash Convertible Senior Subordinated Notes, page 36

2. According to your table on page 36, approximately $117.3 million of your Cash Convertible Senior Subordinated Notes was outstanding as of December 31, 2013. Please tell us, and expand your disclosure in future filings to discuss, the conversion terms of these notes. In addition, please provide us your analysis to support your conclusion as to whether you bifurcate the conversion feature of these notes as an embedded derivative liability. To the extent you determined that this embedded derivative had a zero fair value as of December 31, 2013 and June 30, 2014, please disclose that fact in your future filings and tell us the method used and assumptions made in determining the value of this derivative.

Response:

Description of Cash Convertible Senior Subordinated Notes

As noted in our Form 10-K for Fiscal Year Ended December 31, 2013, on July 1, 2013, Knight Capital Group, Inc. (“Knight”), merged with and into Knight Acquisition Corp., a wholly-owned subsidiary of KCG, with Knight surviving the merger, GETCO Holding Company, LLC (“GETCO”) merged with and into GETCO Acquisition, LLC, a wholly-owned subsidiary of KCG, with GETCO surviving the merger and GA-GTCO, LLC, a unitholder of GETCO, merged with and into GA-GTCO Acquisition, LLC, a wholly-owned subsidiary of KCG, with GA-GTCO Acquisition, LLC surviving the merger (collectively, the “Mergers”). The Mergers were consummated pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2012 and amended and restated as of April 15, 2013 (the “Merger Agreement”). Following the Mergers, each of Knight and GETCO became a wholly-owned subsidiary of KCG.

In March 2010, Knight issued $375.0 million aggregate principal amount of Cash Convertible Senior Subordinated Notes (the “Convertible Notes”) due on March 15, 2015 in a private offering exempt from registration under the Securities Act of 1933, as amended.

The Convertible Notes bear interest at a rate of 3.50% per year, payable semi-annually in arrears, on March 15 and September 15 of each year, commencing on September 15, 2010 and will mature on March 15, 2015, subject to earlier repurchase or conversion.

In connection with the closing of the Mergers, on July 1, 2013, KCG became a party to indenture under which the Convertible Notes were issued. Following the Mergers, a total of $257.7 million in principal amount of the Convertible Notes were repurchased. The Convertible Notes are reported as Debt in the Company’s Consolidated Statements of Financial Condition.

As a result of the Mergers, the Convertible Notes are convertible at any time based on a conversion rate of 15.9728 shares of KCG Class A common stock (“KCG common stock”) per $1,000 principal amount of Convertible Notes, which is equivalent to a conversion price of approximately $62.61 per share. The conversion rate and conversion price will be subject to further adjustment in certain events, such as distributions of dividends or stock splits.

Upon any cash conversion, KCG will deliver an amount of cash calculated over the applicable 40-trading day observation period. KCG will not deliver its common stock (or any other securities) upon conversion under any circumstances. In addition, following certain corporate events that occur prior to the maturity date, KCG is required to pay a cash make-whole premium by increasing the conversion rate for a holder who elects to convert its Convertible Notes in connection with such a corporate event in certain circumstances. Subject to certain exceptions, holders may require KCG to repurchase, for cash, all or part of the Convertible Notes upon a “Fundamental Change” at a price equal to 100% of the principal amount of the Convertible Notes being repurchased plus any accrued and unpaid interest. As noted above, $257.7 million in principal amount of the Convertible Notes were repurchased following the Mergers, which constituted a “Fundamental Change”.

Analysis of Bifurcation and Fair Value of Embedded Derivative

The Company analyzed the Convertible Notes to determine whether the embedded cash settled “conversion option” should be bifurcated and accounted for separately. We concluded that the Convertible Notes would be considered debt hosts for purposes of this analysis as they have a stated maturity date and are legally debt instruments. As discussed above, through this cash settled “conversion option” the Convertible Notes permit investors, under certain circumstances, to participate in the price appreciation of KCG common shares above a stated price (subject to certain adjustments).

Economically, this feature is similar to a conversion option in a more “traditional” convertible bond where investors have the ability to convert their bonds into common shares, however instead of issuing shares, KCG is required to settle a “conversion” of the Convertible Notes in cash. As such, the Company concluded that this conversion option was not considered clearly and closely related to the debt host as the underlying economics were not related to interest and/or credit risk.

The Company concluded that the embedded “conversion feature” would be considered a derivative instrument under ASC 815-10-15-83 as it has an underlyer (KCG common shares), a notional amount and payment provisions (the number of KCG common shares on which the cash payment is calculated), no initial net investment, and net settlement (the feature requires cash settlement). The Company also concluded that the embedded conversion feature would not be eligible for the scope exception in ASC 815-10-15-74 as cash settlement is required. Consequently, we concluded that bifurcation was appropriate.

We concluded, however, that this embedded derivative had a fair value of $0 at both December 31, 2013 and June 30, 2014. Our conclusion was based upon calculating the Black-Scholes value of the embedded option as of the applicable balance sheet date, with the $0 fair value largely driven by the “conversion option” being significantly out of the money at such dates (i.e., the conversion price of $62.61 per share is significantly greater than the underlying price of KCG common shares of $11.96 and $11.88 at December 31, 2013 and June 30, 2014, respectively) and the relatively short remaining life of the debt.

Proposed Disclosures

Based upon your comments, we propose to enhance our disclosures as follows:

Cash Convertible Senior Subordinated Notes

In March 2010, Knight issued $375.0 million aggregate principal amount of Cash Convertible Senior Subordinated Notes (the “Convertible Notes”) due on March 15, 2015 in a private offering exempt from registration under the Securities Act of 1933, as amended.

The Convertible Notes bear interest at a rate of 3.50% per year, payable semi-annually in arrears, on March 15 and September 15 of each year, commencing on September 15, 2010 and will mature on March 15, 2015, subject to earlier repurchase or conversion. The Convertible Notes are reported as Debt in the Company’s Consolidated Statements of Financial Condition.

In connection with the closing of the Mergers ~~As a result of the Mergers~~, on July 1, 2013, KCG became a party to the indenture under which Knight’s $375.0 million Convertible Notes were issued ~~Convertible Notes~~. On July 1, 2013, the Company delivered a notice (the “Convertible Notes Notice”) to the holders of the Notes. The Convertible Notes Notice advised holders of the Convertible Notes of the following (among others):

•	The completion of the Mergers on July 1, 2013 and the results of the election of the holders of KCG Class A Common Stock to receive cash consideration for such KCG Class A Common Stock constitutes a “Fundamental Change”;

•	Each holder of the Convertible Notes has the right to deliver a “Fundamental Change Repurchase Notice” requiring the Company to repurchase all or any portion of the principal amount of the Convertible Notes at a Fundamental Change Repurchase Price of 100% of the principal amount plus accrued and unpaid interest on August 5, 2013, the Fundamental Change Repurchase Date; and

•	The Company deposited with the paying agent an amount of money sufficient to repurchase all of the Convertible Notes to be repurchased; and upon payment by the paying agent such Convertible Notes will cease to be outstanding.

On July 1, 2013, $375.0 million, which was the amount needed to repurchase the aggregate amount of Knight’s Convertible Notes in full at maturity, was deposited in a cash collateral account under the sole dominion and control of the collateral agent under the First Lien Credit Facility (the “Collateral Account”).

After the Mergers ~~In the third quarter of 2013~~, a total of $257.7 million in principal amount of the Convertible Notes were repurchased using funds deposited in the Collateral Account. The repurchase included accrued and unpaid interest of $3.6 million. In October 2013, after receiving the consent of the Holders of the Senior Secured Notes (as defined below), the funds remaining in the Collateral Account were used to repay a portion of the First Lien Credit Facility. As of December 31, 2014 and December 31, 2013, there were no funds in the Collateral Account. As of December 31, 2014 and 2013, $117.3 million principal amount of the Convertible Notes were outstanding.

The Convertible Notes are convertible based on a conversion rate, which was adjusted as a result of the Mergers, of 15.9728 shares of KCG common stock per $1,000 principal amount of Notes, which is equivalent to a conversion price of approximately $62.61 per share. The conversion rate and conversion price will be subject to further adjustment in certain events, such as distributions of dividends or stock splits.

Upon any cash conversion, KCG will deliver an amount of cash calculated over the applicable 40-trading day observation period. KCG will not deliver its common stock (or any other securities) upon conversion under any circumstances. In addition, following certain corporate events that may occur prior to the maturity date, KCG is required to pay a cash make-whole premium by increasing the conversion rate for a holder that that elects to convert its Convertible Notes in connection with such a corporate event in certain circumstances. Subject to certain exceptions, holders may require KCG to repurchase, for cash, all or part of the Convertible Notes upon a “Fundamental Change” at a price equal to 100% of the principal amount of the Convertible Notes being repurchased plus any accrued and unpaid interest.

The requirement that KCG settle conversions of the Convertible Notes entirely in cash gives rise to a bifurcatable derivative instrument under GAAP (the “embedded conversion derivative”). Based largely on the conversion price of the Convertible Notes compared to the price of KCG common stock on the relevant dates, the fair value of the embedded conversion derivative was determined to be $0 at December 31, 2014 and December 31, 2013.

Note 19 – Earnings per Share, page 49

3. We note your diluted earnings per share (EPS) reflect the potential reduction in EPS using the treasury stock method to reflect the impact of common stock equivalents if stock options, SARs and warrants were exercised. Related to your reconciliation of basic and diluted EPS computations on page 50, please confirm that you will disaggregate the dilutive effective of these share based awards by the award type (e.g., options, warrants, etc.) in future filings similar to the illustration provided in ASC 260-10-55-51 and 52.

Response:

Based upon your comment, in our future filings we will disaggregate the dilutive effective KCG’s share based awards by the award type similar to the illustration provided in ASC 260-10-55-51 and 52 as follows:

	For the years ended December 31,
	2013		2012		2011
	Numerator / net (loss)	Denominator / shares	Numerator / net income	Denominator / shares	Numerator / net income	Denominator / shares
Income from continuing operations and shares used in basic calculations	120,008	80,143	16,151	48,970	162,700	50,688

Effect of dilutive stock based awards

Restricted awards		855		—		—
Stock options and Stock appreciation rights		17		—		—

Income from continuing operations and shares used in diluted calculations	120,008	81,015	$16,151	48,970	$162,700	50,688

(Loss) income from continuing operations allocated to preferred and participating units	(21,565)		1,092		12,510

Income from continuing operations attributable to common shareholders	141,573		15,059		150,190

Basic earnings per common share from continuing operations		$1.77		$0.31		$2.96

Diluted earnings per common share from continuing operations		$1.75		$0.31		$2.96

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Management’s Discussion and Analysis, page 50

4. One of the key drivers of your results is revenue capture. In your disclosure in the 10-K and in subsequent 10-Q’s, you cite a number of qualitative factors that impact revenue capture from period to period. In fact, in the quarter ended September 30, 2014, you cite a 25 basis point decline in revenue capture as a key factor impacting your performance. Please tell us, with a view towards improved disclosure in future filings, about the key drivers that impact revenue capture. Is it a factor of higher per trade compensation based on execution performance, or a factor of higher trading volume? An investor must be able to understand the factors that impacted each of your key metrics and how those factors might change from period to period.

Response:

U.S. Equity Market Making makes up the majority of our total Market Making segment. Revenue capture is one of several metrics upon which we measure the performance of our U.S. Equity Market Making business. As noted in our public disclosures, revenue capture is calculated as the total net domestic market making revenues, which includes net trading revenues plus volume based fees from providing liquidity to other trading venues, divided by the total dollar value of the related equity transactions.

As the revenue capture is calculated based upon domestic market making revenues and volumes, factors that affect such revenues and volumes will directly affect the revenue capture for each dollar we trade. These factors include:

•	Execution performance

•	The performance of our trading models directly impacts our market making revenues

•	The performance of our trading models are also influenced by the factors noted below

•	Market volumes

•	Higher market volumes will provide more opportunities to trade, thus increasing our volume (the reverse would also be true)

•	KCG market share

•	Even if volumes are flat, KCG’s market share – that is, the percentage of market transactions in which KCG interacts - will impact the number of opportunities to trade and accordingly, the volume of trades

•	Volatility

•	The level of volatility implies the amount of movement or changes in stock prices

•	Higher volatility may open up more of an ability to earn money on the differences in the buy and sell prices

•	Execution quality

•	As industry trends and client demands shift, there is increased focus on execution quality. Specifically, market makers often provide price improvement to meet client needs. Price improvement marks the buy or sell price to a more advantageous price for the customer at the expense of the market maker. As market makers provide more price improvement, and decrease the spread between the buy and sell price, there is a decrease in the revenues earned, and thus a negative impact to revenue capture

In future public disclosures, beginning with our Form 10-K for the year ended December 31, 2014, we plan to include additional discussion around these factors and their influence on revenue capture.

Please contact me at if you have any questions or if would like to discuss further. I can be reached at (201) 557-6846 or sgalvin@kcg.com.

Sincerely,

/s/ Sean P. Galvin Sean P. Galvin
Chief Accounting Officer